SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Completes the Sale of a 70% Stake in Alphaville to Pátria and Blackstone

– Proceeds to Reduce Debt, Pay Interest on Equity and/or Dividends and Initiate a Share Buyback Program –

– Strengthened Balance Sheet to Position Gafisa for Improved Profitability –

São Paulo, December 9th, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA) (“Gafisa” or the “Company”), one of Brazil’s leading diversified national homebuilders, today announced it has completed the sale of a majority stake in Alphaville Urbanismo S.A. (“Alphaville” or “AUSA”), the leading residential community development company in Brazil, to Private Equity AE Investimentos e Participações (“Fundo AE”), which has as shareholders Pátria Investimentos and Blackstone Real Estate Advisor, which was announced on June 7, 2013. The transaction values AUSA at an equity value of R$2.0 billion. The cash sale to Pátria and Blackstone will result in Fundo AE owning 70% of Alphaville, with Gafisa retaining the remaining 30%. All precedent conditions were met including governmental approval, to the completion of the transaction.

The proceeds from the transaction, post adjustments agreed to in the Share and Purchase Agreement, are R$1.54 billion, consisting of R$1.25 billion from Fundo AE for the acquisition of Alphaville shares, and an R$290 million dividend distribution by Alphaville. The  expected profit on the transaction, net of taxes and transaction costs, is approximately R$458.6 million. The transaction will result in Gafisa’s 3Q13 leverage ratio (Net Debt / Equity) declining to 48%, based on pro-forma data for that period.

The sale proceeds will enable Gafisa to improve its capital structure by reducing debt and bringing leverage back in line with its operations. At least R$700 million will be used to amortize corporate debt maturing in the next 12 months, representing around 70% of total corporate debt maturing prior to December 2014. This improvement in the Company’s liquidity position will allow for the optimization of Gafisa’s financial profile, with a reduction in financial expenses and an extension of the average maturity of debt.

A subsequent portion of the proceeds will be used to pay dividends and/or interest on equity of around R$100 million, according to Company initial estimates.

In addition, Construtora Tenda S.A. (“Tenda”), through its Board of Directors approved a share buyback program comprising a maximum of 32,938,554 common shares of Gafisa, its controlling company, according to Material Fact published on this date. The main objective of the program is to acquire Gafisa´s shares, in order to efficiently deploy the available resources on Tenda, within the expectation of profitability in the middle and long term. The share buyback program will only occur if the Company’s leverage ratio (net debt/equity) is kept below 60%. The program does not obligate the Company to acquire any particular amount of common stock and may be suspended at the Company’s discretion. The amount of 32,938,554 common shares underlying this program, together with currently held treasury shares, corresponds to 10% of the common shares issued by Gafisa.

The repurchase of shares and payment of interest over own capital and/or dividends demonstrates Gafisa’s commitment to delivering value to shareholders, and reinforces confidence in the Company’s long-term growth prospects. By substantially reducing leverage to below 60%, the proceeds of the sale will strengthen the Company’s balance sheet and position Gafisa for increased profitability.

The completion of the sale marks the final milestone in the Company’s turnaround plan, which was initiated two years ago. Since this time, management has successfully delivered virtually all legacy units and reduced the Company’s complexity. Now, by unlocking the significant value created in Alphaville under Gafisa’s stewardship, and participating in the brand’s long-term value creation through a 30% stake, the Company is well positioned to focus on its strengthened Gafisa and Tenda operations.

Table – Profit from Transaction and Leverage Estimates

Profit from Transaction		Indebtness	3Q13 Reported	3Q13 After Sale
Transaction Value	1,545,183	Gross Debt	3,639,701	3,639,701
Dividends	290,662	Cash	781,606	2,216,789
Transaction Value After Dividends	1,254,521	Net Debt	2,858,095	1,422,912
Investment Cost (including Goodwill)¹	685,875	Equity[2]	2,267,662	2,978,758
Transaction Gross Profit	568,646	Net Debt / Equity	126.0%	47.8%
Taxes and Transaction Costs Estimates	(110,000)	[2] Equity changes include goodwill and estimated profit from the transaction.
Transaction Net Profit	458,646

¹ Alphaville Equity estimate for Nov/13.

Graphic – Projected Capital Structure

* Estimates based on 3Q13 reported results and pro forma projections about the profit from transaction.

Investor Relations Danilo Cabrera Website: www.gafisa.com.br/ir Phone: +55 11 3025-9242 Fax: +55 11 3025-9348 Email: dmcabrera@gafisa.com.br	Media Relations (Brazil) Fernando Kadaoka Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7498 Fax: +55 11 3147-7900 Email: fernando.kadaoka@maquina.inf.br

About Gafisa

Gafisa is one of Brazil´s leading diversified national homebuilders serving all demographic segments of the Brazilian market. Established over 59 years ago, the Company has completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer